Preliminary Pricing Supplement LIRN-65 (To the Prospectus dated June 18, 2020, the Prospectus Supplement dated June 18, 2020, and the Product Supplement EQUITY INDICES LIRN-1 dated September 3, 2020)	Subject to Completion Preliminary Pricing Supplement Dated November 3, 2020	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-238458-02

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	November , 2020 December , 2020 November , 2025
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Leveraged Index Return Notes® Linked to the Russell 1000® Value Index

•     Maturity of approximately five years

•     [127.00% to 147.00%] leveraged upside exposure to increases in the Index

•     1-to-1 downside exposure to decreases in the Index, with 100% of your principal at risk

•     All payments occur at maturity and are subject to the credit risk of Credit Suisse AG

•     No periodic interest payments

•     In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”

•     Limited secondary market liquidity, with no exchange listing

•     The notes are senior unsecured debt securities and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction

The notes are being issued by Credit Suisse AG (“Credit Suisse”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-8 of this term sheet and beginning on page PS-7 of product supplement EQUITY INDICES LIRN-1.

The initial estimated value of the notes as of the pricing date is expected to be between $9.45 and $9.75 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-8 of this term sheet and “Structuring the Notes” on page TS-16 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)	$ 10.00	$
Underwriting discount(1)	$ 0.25	$
Proceeds, before expenses, to Credit Suisse	$ 9.75	$

(1)	For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.20 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

November , 2020

Leveraged Index Return Notes® Linked to the Russell 1000® Value Index, due November , 2025

Summary

The Leveraged Index Return Notes® Linked to the Russell 1000® Value Index, due November , 2025 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction and are not secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Credit Suisse. The notes provide you a leveraged return if the Ending Value of the Market Measure, which is the Russell 1000 Value Index (the “Index”), is greater than its Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion, which could be significant, of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Participation Rate) are based on the rate we are currently paying to borrow funds through the issuance of market-linked notes (our “internal funding rate”) and the economic terms of certain related hedging arrangements. Our internal funding rate for market-linked notes is typically lower than a rate reflecting the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit rate”). This difference in borrowing rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. These costs will be effectively borne by you as an investor in the notes, and will be retained by us and BofAS or any of our respective affiliates in connection with our structuring and offering of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes. This range of estimated values reflects terms that are not yet fixed and was determined based on our valuation of the theoretical components of the notes in accordance with our pricing models. These include a theoretical bond component valued using our internal funding rate, and theoretical individual option components valued using mid-market pricing. You will not have any interest in, or rights to, the theoretical components we use to determine the estimated value of the notes. The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-16.

Terms of the Notes		Redemption Amount Determination
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch.	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately five years
Market Measure:	The Russell 1000® Value Index (Bloomberg symbol: “RLV”), a price return index
Starting Value:	The closing level of the Market Measure on the pricing date
Ending Value:	The average of the closing levels of the Market Measure on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described on page PS-20 of product supplement EQUITY INDICES LIRN-1.
Threshold Value:	100% of the Starting Value
Participation Rate:	[127.00% to 147.00%]. The actual Participation Rate will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.
Fees and Charges:	The underwriting discount of $0.25 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-16.
Joint Calculation Agents:	Credit Suisse International and BofA Securities, Inc. (“BofAS”), acting jointly.
Events of Default:

With respect to these notes, the first bullet of the first sentence of “Description of Debt Securities — Events of Default” in the accompanying prospectus is amended to read in its entirety as follows:

•     a default in payment of the principal or any premium on any debt security of that series

Leveraged Index Return Notes®	TS-3

Leveraged Index Return Notes® Linked to the Russell 1000® Value Index, due November , 2025

when due, and such default continues for 30 days;

Leveraged Index Return Notes®	TS-4

Leveraged Index Return Notes® Linked to the Russell 1000® Value Index, due November , 2025

The terms and risks of the notes are contained in this term sheet and in the following:

•	Product supplement EQUITY INDICES LIRN-1 dated September 3, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000095010320017426/dp136087_424b2-lirn1.htm

•	Prospectus supplement and prospectus dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000110465920074474/tm2019510-8_424b2.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Credit Suisse.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

•     You anticipate that the Index will increase from the Starting Value to the Ending Value.

•     You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to the Ending Value

•     You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

•     You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

•     You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

•     You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

•     You believe that the Index will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

•     You seek principal repayment or preservation of capital.

•     You seek interest payments or other current income on your investment.

•     You want to receive dividends or other distributions paid on the stocks included in the Index.

•     You seek an investment for which there will be a liquid secondary market.

•     You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Leveraged Index Return Notes®	TS-5

Leveraged Index Return Notes® Linked to the Russell 1000® Value Index, due November , 2025

Hypothetical Payout Profile

The below graph is based on hypothetical numbers and values.

Leveraged Index Return Notes®

This graph reflects the returns on the notes, based on a Participation Rate of 137% (the midpoint of the Participation Rate range of [127% to 147%]) and a Threshold Value of 100% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.
See below table for a further illustration of the range of hypothetical payments at maturity.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Participation Rate, Ending Value and term of your investment

The following table is based on a hypothetical Starting Value of 100, a hypothetical Threshold Value of 100 and a Participation Rate of 137.00%. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit(1)	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
95.00	-5.00%	$9.50	-5.00%
97.00	-3.00%	$9.70	-3.00%
100.00(2)(3)	0.00%	$10.00	0.00%
102.00	2.00%	$10.274	2.74%
105.00	5.00%	$10.685	6.85%
110.00	10.00%	$11.37	13.70%
120.00	20.00%	$12.74	27.40%
130.00	30.00%	$14.11	41.10%
140.00	40.00%	$15.48	54.80%
150.00	50.00%	$16.85	68.50%
160.00	60.00%	$18.22	82.20%

(1)	The Redemption Amount per unit is based on the hypothetical Participation Rate.

(2)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(3)	This is the hypothetical Threshold Value.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Leveraged Index Return Notes®	TS-6

Leveraged Index Return Notes® Linked to the Russell 1000® Value Index, due November , 2025

Redemption Amount Calculation Examples

Example 1
The Ending Value is 90.00, or 90.00% of the Starting Value:
Starting Value:	100.00
Threshold Value:	100.00
Ending Value:	90.00
		Redemption Amount per unit

Example 2
The Ending Value is 150.00, or 150.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	150.00
		= $16.85 Redemption Amount per unit

Leveraged Index Return Notes®	TS-7

Leveraged Index Return Notes® Linked to the Russell 1000® Value Index, due November , 2025

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY INDICES LIRN-1 identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return may be less than a comparable investment directly in the stocks included in the Index.

▪	The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our proprietary pricing models. These pricing models consider certain factors, such as our internal funding rate on the pricing date, interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect. Because our pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by us (even among issuers with similar creditworthiness), our estimated value may not be comparable to estimated values of similar notes of other issuers.

▪	Our internal funding rate for market-linked notes is typically lower than our secondary market credit rates, as further described in “Structuring the Notes” on page TS-16. Because we use our internal funding rate to determine the value of the theoretical bond component, if on the pricing date our internal funding rate is lower than our secondary market credit rates, the initial estimated value of the notes will be greater than if we had used our secondary market credit rates in valuing the notes.

▪	The public offering price you pay for the notes will exceed the initial estimated value. This is due to, among other transaction costs, the inclusion in the public offering price of the underwriting discount and the hedging related charge, as further described in “Structuring the Notes” on page TS-16.

▪	Assuming no change in market conditions or other relevant factors after the pricing date, the market value of your notes may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, the inclusion in the public offering price of the underwriting discount and the hedging related charge and the internal funding rate we used in pricing the notes, as further described in “Structuring the Notes” on page TS-16. These factors, together with customary bid ask spreads, other transaction costs and various credit, market and economic factors over the term of the notes, including changes in the level of the Index, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S, BofAS, or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. BofAS has advised us that any repurchases by MLPF&S, BofAS or their affiliates will be made at prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups. If you sell your notes to a dealer other than MLPF&S or BofAS in a secondary market transaction, the dealer may impose its own discount or commission. BofAS has also advised us that, at its discretion and for your benefit, assuming no changes in market conditions from the pricing date, MLPF&S or BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes for a short initial period after the issuance of the notes. That higher price reflects costs that were included in the public offering price of the notes, and that higher price may also be initially used for account statements or otherwise. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trading in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S, BofAS and our respective affiliates do not control any company included in the Index, and we have not verified any disclosure made by any other company.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is our affiliate and one of which is BofAS. We have the right to appoint and remove the calculation agents.

Leveraged Index Return Notes®	TS-8

Leveraged Index Return Notes® Linked to the Russell 1000® Value Index, due November , 2025

▪	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part.

▪	The U.S. federal tax consequences of an investment in the notes are unclear. There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are treated as “open transactions.” If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

Additional Risk Factors

The notes are linked to the Index and are subject to the risks associated with the investment strategy represented by the Index.

The Index measures the capitalization-weighted performance of the stocks included in the Russell 1000® Index that are determined by the sponsor of the Index to be value oriented, with lower price-to-book ratios and lower forecasted and historical growth. The basic principle of a value investment strategy is to invest in stocks that are determined to be relatively cheap or “undervalued” under the assumption that the value of such stocks will increase over time as the market recognizes and reflects those stocks’ “fair” market value. However, stocks that are considered value stocks may fail to appreciate for extended periods of time, and may never realize their full potential value. In addition, stocks that are considered to be value oriented may have lower growth potential than other securities. Moreover, the selection methodology for the Index includes a significant bias against stocks with strong growth characteristics. Even if a value strategy with respect to the stocks included in the Russell 1000® Index would generally be successful, the manner in which the Index implements its strategy may prove to be unsuccessful. As described below, the methodology of the Index has set parameters to determine whether a stock should be considered a “value” stock. The Index’s parameters may not effectively implement its value strategy, and there can be no assurance that it will select stocks that are value oriented, or that the Index’s methodology will not underperform any alternative implementation of such a strategy. Accordingly, the investment strategy represented by the Index may not be successful.

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Leveraged Index Return Notes® Linked to the Russell 1000® Value Index, due November , 2025

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, FTSE Russell (the “Index sponsor”). The Index was developed by the Index sponsor and is calculated, maintained and published by the Index sponsor. The Index sponsor has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of LIRNs—Discontinuance of an Index” beginning on page PS-21 of product supplement EQUITY INDICES LIRN-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

General

The Index measures the capitalization-weighted price performance of the stocks included in the Russell 1000® Index that are determined by FTSE Russell to be value oriented, with lower price-to-book ratios and lower forecasted and historical growth. The Russell 1000® Index tracks 1,000 U.S. large-capitalization stocks listed on eligible U.S. exchanges (the “Russell 1000 Stocks”). The Index is reported by Bloomberg L.P. under the ticker symbol “RLV.”

FTSE Russell’s Value and Growth Style Methodology

FTSE Russell uses a “non-linear probability” method to assign stocks to the Index and the Russell 1000® Growth Index (the “Growth Index”), an index that measures the capitalization-weighted price performance of the Russell 1000 Stocks determined by FTSE Russell to be growth oriented, with higher price-to-book ratios and higher forecasted and historical growth. FTSE Russell uses three variables in the determination of value and growth. For value, book-to-price (B/P) ratio is used, while for growth, two variables—I/B/E/S forecast medium-term growth (2-year) and sales per share historical growth (5-year)—are used. The term “probability” is used to indicate the degree of certainty that a stock is value or growth based on its relative book-to-price (B/P) ratio, I/B/E/S forecast medium-term growth (2 year) and sales per share historical growth (5 year). The I/B/E/S, or International Brokers’ Estimation System, forecast medium-term growth is a forecast composed of earnings estimates looking forward two years and is derived from collected industry participant estimates rather than directly from any historical data. These forecasts may be speculative and/or based on incomplete information.

First, the Russell 1000 Stocks are ranked by their adjusted book-to-price ratio (B/P), their I/B/E/S forecast medium-term growth (2 year) and sales per share historical growth (5 year). These rankings are then converted to standardized units, where the value variable represents 50% of the score and the two growth variables represent the remaining 50%. Next, these units are combined to produce a composite value score (“CVS”).

The Russell 1000 Stocks are then ranked by their CVS, and a probability algorithm is applied to the CVS distribution to assign growth and value weights to each stock. In general, a stock with a lower CVS is considered growth, a stock with a higher CVS is considered value and a stock with a CVS in the middle range is considered to have both growth and value characteristics, and is weighted proportionately in the Growth Index and the Index. Stocks are always fully represented by the combination of their growth and value weights (e.g., a stock that is given a 20% weight in the Index will have an 80% weight in the Growth Index). Style index assignment for non-pricing vehicle share classes will be based on that of the pricing vehicle and assigned consistently across all additional share classes.

Stock A, in the figure below, is a security with 20% of its available shares assigned to the Index and the remaining 80% assigned to the Growth Index. The growth and value probabilities will always sum to 100%. Hence, the sum of a stock’s market capitalization in the Growth Index and the Index will always equal its market capitalization in the Russell 1000® Index.

In the figure above, the quartile breaks are calculated such that approximately 25% of the available market capitalization lies in each quartile. Stocks at the median are divided 50% in each of the Growth Index and the Index. Stocks below the first quartile are 100% in the Growth Index. Stocks above the third quartile are 100% in the Index. Stocks falling between the first and third quartile breaks are included in both the Growth Index and the Index to varying degrees, depending on how far they are above or below the median and how close they are to the first or third quartile breaks.

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Leveraged Index Return Notes® Linked to the Russell 1000® Value Index, due November , 2025

Roughly 70% of the available market capitalization is classified as all growth or all value. The remaining 30% have some portion of their market value in either the Index or the Growth Index, depending on their relative distance from the median value score. Note that there is a small position cutoff rule. If a stock’s weight is more than 95% in one style index, its weight is increased to 100% in that index.

In an effort to mitigate unnecessary turnover, FTSE Russell implements a banding methodology at the CVS level of the growth and value style algorithm. If a company’s CVS change from the previous year is less than or equal to +/- 0.10 and if the company remains in the Russell 1000® Index, then the CVS remains unchanged during the next reconstitution process. Keeping the CVS static for these companies does not mean the probability (growth/value) will remain unchanged in all cases due to the relation of a CVS score to the overall index. However, this banding methodology is intended to reduce turnover caused by smaller, less meaningful movements while continuing to allow the larger, more meaningful changes to occur, signaling a true change in a company’s relation to the market.

In calculating growth and value weights, stocks with missing or negative values for B/P, or missing values for I/B/E/S growth (negative I/B/E/S growth is valid), or missing sales per share historical growth (6 years of quarterly numbers are required), are allocated by using the mean value score of the Russell 1000® Index, Industry Classification Benchmark (“ICB”) industry, subsector or sector group of the Russell 1000® Index into which the company falls. Each missing (or negative B/P) variable is substituted with the industry, subsector or sector group independently. An industry must have five members or the substitution reverts to the subsector, and so forth to the sector. In addition, a weighted value score is calculated for securities with low analyst coverage for I/B/E/S medium-term growth. For securities with coverage by a single analyst, 2/3 of the industry, subsector, or sector group value score is weighted with 1/3 the security’s independent value score. For those securities with coverage by two analysts, 2/3 of the independent security’s value score is used and only 1/3 of the industry, subsector, or sector group is weighted. For those securities with at least three analysts contributing to the I/B/E/S medium-term growth, 100% of the independent security’s value score is used.

Selection of Stocks Underlying the Index

The Index is a sub-index of the Russell 3000E™ Index. To be eligible for inclusion in the Russell 3000E™ Index and, consequently, the Index, a company must meet the following criteria as of the rank day in May (except that initial public offerings (“IPOs”) are considered for inclusion on a quarterly basis):

•	U.S. Equity Market. The company must be determined to be part of the U.S. equity market, meaning that its home country is the United States. If a company incorporates in, has a stated headquarters location in, and also trades in the same country (ADRs and ADSs are not eligible), the company is assigned to its country of incorporation.

If any of the three criteria do not match, FTSE Russell then defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters and country of the most liquid exchange as defined by two-year average daily dollar trading volume from all exchanges within a country. After the HCIs are defined, the next step in the country assignment involves an analysis of assets by location. FTSE Russell cross-compares the primary location of the company’s assets with the three HCIs. If the primary location of assets matches any of the HCIs, then the company is assigned to its primary asset location.

If there is not enough information to determine a company’s primary location of assets, FTSE Russell uses the primary location of the company’s revenue for the same cross-comparison and assigns the company to the appropriate country in a similar fashion. FTSE Russell uses an average of two years of assets or revenue data for analysis to reduce potential turnover.

If conclusive country details cannot be derived from assets or revenue, FTSE Russell assigns the company to the country in which its headquarters are located unless the country is a Benefit Driven Incorporation (“BDI”) country. If the country in which its headquarters are located is a BDI country, the company is assigned to the country of its most liquid stock exchange. The BDI countries are Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten and Turks and Caicos Islands.

•	U.S. Eligible Exchange. The following exchanges and markets are deemed to be eligible U.S. exchanges: the Chicago Board Options Exchange, the New York Stock Exchange, NYSE American, The Nasdaq Stock Market and NYSE Arca. Stocks that are not traded on an eligible U.S. exchange (Bulletin Board, Pink Sheet and over-the-counter securities, including securities for which prices are displayed on the FINRA Alternative Display Facility) are not eligible for inclusion.

•	Minimum Closing Price. A stock must have a close price at or above $1.00 (on its primary exchange), subject to exceptions to reduce turnover.

•	Minimum Total Market Capitalization. Companies with a total market capitalization less than $30 million are not eligible for inclusion.

•	Minimum Free Float. Companies with 5.5% or less of their shares available in the marketplace are not eligible for inclusion.

•	Company Structure. Companies structured in the following ways are not eligible for inclusion: royalty trusts, U.S. limited liability companies, closed-end investment companies, business development companies (and other companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC), blank-check companies, special-purpose acquisition companies (SPACs), limited partnerships, exchange-traded funds and mutual funds.

•	UBTI. Real estate investment trusts and publicly traded partnerships that generate or have historically generated unrelated business taxable income (“UBTI”) and have not taken steps to block UBTI to equity holders are not eligible for inclusion. Information used to confirm UBTI impact includes the following publicly available sources: 10-K, SEC Form S-3, K-1, company annual report, dividend notices or company website.

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•	Security Types. The following types of securities are not eligible for inclusion: preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, installment receipts and trust receipts.

•	Minimum Voting Rights. As of August 2017, more than 5% of a company’s voting rights (aggregated across all of its equity securities, including, where identifiable, those that are not listed or trading) must be in the hands of unrestricted shareholders. Existing constituents have a 5 year grandfathering period to comply or they will be removed from the Index in September 2022.

•	Multiple Share Classes. If an eligible company trades under multiple share classes, each share class is reviewed independently for eligibility for inclusion. Share classes in addition to the primary share class must meet the following minimum size, liquidity and float requirements to be eligible: (i) total market cap must be larger than $30 million; (ii) average daily dollar trading value must exceed that of the global median; and (iii) more than 5% of shares must be available in the marketplace.

Securities of eligible companies are included in the Index based on total market capitalization. Total market capitalization is determined by multiplying total outstanding shares by the market price (generally, the last price traded on the primary exchange of the share class with the highest two-year trading volume, subject to exceptions) as of the rank day in May (except that IPOs are considered for inclusion on a quarterly basis). Common stock, non-restricted exchangeable shares and partnership units/membership interests (but not operating partnership units of umbrella partnership real estate investment trusts) are used to calculate a company’s total market capitalization. If multiple share classes of common stock exist, they are combined to determine total shares outstanding; however, in cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. For merger and spin-off transactions that are effective between rank day in May and the Friday prior to annual reconstitution in June, the market capitalizations of the impacted securities are recalculated and membership is reevaluated as of the effective date of the corporate action.

The 4,000 securities with the greater total market capitalization become members of the Russell 3000E™ Index. The Index is a subset of the Russell 3000E™ Index. Market capitalization breakpoints are determined by the breaks between the rankings of companies (based on descending total market capitalization). Market capitalization breakpoints for the Index are determined by the break between the companies ranked #1 through #1,000. New members are assigned on the basis of the breakpoints, and existing members are reviewed to determine if they fall within a cumulative 5% market cap range around these new market capitalization breakpoints. If an existing member’s market cap falls within this cumulative 5% of the market capitalization breakpoint, it will remain in the Index rather than be moved to a different Russell index.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public (“free float”). The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks in the Index are weighted by their available (also called float-adjusted) market capitalization. The following types of shares are removed from total market capitalization to arrive at free float or available market capitalization, based on information recorded in SEC corporate filings: officers’ and directors’ holdings, private holdings exceeding 10% of shares outstanding, institutional holdings exceeding 30% of shares outstanding, shares held by publicly listed companies, shares held by an Employee Stock Ownership Plan or a Leveraged Employee Stock Ownership Plan; shares locked up during an IPO; direct government holdings; and indirect government holdings exceeding 10% of shares outstanding.

Reconstitution occurs on the last Friday in June. However, at times this date is too proximal to exchange closures and abbreviated exchange trading schedules when market liquidity is exceptionally low. In order to ensure proper liquidity in the markets, when the last Friday in June falls on the 29th or 30th, reconstitution will occur on the preceding Friday. A full calendar for reconstitution is made available each spring.

Corporate Actions and Events Affecting the Index

FTSE Russell applies corporate actions to the Index on a daily basis. FTSE Russell applies the following methodology guidelines, among others, when adjusting the Index in response to corporate actions:

•	“No Replacement” Rule. Securities that leave the Index for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Index over a year will fluctuate according to corporate activity.

•	Statement of Principles and Adjustments for Specific Corporate Events. FTSE Russell has stated as general principles that the treatment of corporate events (a) should reflect how such events are likely to be dealt with in investment portfolios to maintain the portfolio structure in line with the target set out in the index objective and index methodology and (b) should normally be designed to minimize the trading activity required by investors to match the index performance. No assurance can be provided that corporate actions and events will be treated by FTSE Russell in a manner consistent with its statement of general principles.

In addition, FTSE Russell has established guidance for the treatment of corporate actions and events, including, but not limited to, dividends, capital repayments, companies converting to a REIT structure, share buybacks, rights issues, mergers, acquisitions, tender offers, split-offs, spin-offs, bankruptcies, insolvencies, liquidations and trading suspensions. However, because of the complexities involved in some cases, those guidelines are not definitive rules that will determine FTSE Russell’s actions in all circumstances. FTSE Russell reserves the right to determine the most appropriate method of implementation for any corporate event which is not covered by those guidelines or which is of a complex nature.

•	Changes to Shares Outstanding and Free Float. The Index will be reviewed quarterly for updates to shares outstanding and to free floats used within the calculation of the Index. In March, September and December, shares outstanding and free float will be updated to reflect changes greater than 1% for cumulative shares in issue changes and changes greater than 3% (or 1%,

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for constituents with a free float of 15% or below) for cumulative free float changes. In June, the shares and free float updates will be implemented regardless of size. Shares and free float updates can be triggered in some cases by certain events, such as some primary or secondary offerings.

The following graph shows the daily historical performance of the Index in the period from January 1, 2010 through October 29, 2020. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On October 29, 2020, the closing level of the Index was 1,152.103.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

Credit Suisse has entered into a non-exclusive license agreement with FTSE Russell whereby we, in exchange for a fee, are permitted to use the Index and its related trademarks in connection with certain securities, including the notes. We are not affiliated with FTSE Russell; the only relationship between FTSE Russell and us is any licensing of the use of FTSE Russell’s indices and trademarks relating to them.

The license agreement between FTSE Russell and Credit Suisse provides that the following language must be set forth in this term sheet:

“The notes are not sponsored, endorsed, sold, or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Russell 1000® Value Index (the “Index”) to track general stock market performance or a segment of the same. FTSE Russell’s publication of the Index in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the securities upon which the Index is based. FTSE Russell’s only relationship to Credit Suisse and its affiliates is the licensing of certain trademarks and trade names of FTSE Russell and of the Index which is determined, composed and calculated by FTSE Russell without regard to Credit Suisse and its affiliates or the notes. FTSE Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and FTSE Russell makes no representation or warranty, express or implied, as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Index. FTSE Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CREDIT SUISSE AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND

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EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

“Russell 1000® Value Index,” “Russell 1000® Index,” and “Russell 3000E™ Index” are trademarks of FTSE Russell and have been licensed for use by Credit Suisse. The notes are not sponsored, endorsed, sold, or promoted by FTSE Russell and FTSE Russell makes no representation regarding the advisability of investing in the notes.

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Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

BofAS has informed us that MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

BofAS has advised us as follows: MLPF&S, BofAS or their affiliates may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. BofAS has informed us that at MLPF&S’s and BofAS’s discretion and for your benefit, assuming no changes in market conditions from the pricing date, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes for a short initial period after the issuance of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS, or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

BofAS has informed us that, as of the date of this term sheet, it expects that if you hold your notes in a BofAS account, the value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do; and that estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. Any such price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Credit Suisse or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

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Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, the internal funding rate we use in pricing market-linked notes is typically lower than a rate reflecting the yield on our conventional debt securities of similar maturity in the secondary market. Because we use our internal funding rate to determine the value of the theoretical bond component, if on the pricing date our internal funding rate is lower than our secondary market credit rates, the initial estimated value of the notes will be higher than if the initial estimated value was based our secondary market credit rates.

Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including BofAS and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to LIRNs” beginning on page PS-7 and “Supplemental Use of Proceeds and Hedging” on page PS-17 of product supplement EQUITY INDICES LIRN-1.

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United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “United States Federal Tax Considerations.”

There are no statutory, judicial or administrative authorities that address the U.S. federal income tax treatment of the notes or instruments that are similar to the notes. In the opinion of our counsel, Davis Polk & Wardwell LLP, a note should be treated as a prepaid financial contract that is an “open transaction” for U.S. federal income tax purposes. However, there is uncertainty regarding this treatment. Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the pricing date.

Assuming this treatment of the notes is respected and subject to the discussion in “United States Federal Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result:

•	You should not recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or other disposition.

•	Upon a sale or other disposition (including retirement) of a note, you should recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the note. Such gain or loss should be long-term capital gain or loss if you held the note for more than one year.

We do not plan to request a ruling from the IRS regarding the treatment of the notes, and the IRS or a court might not agree with the treatment described herein. In particular, the IRS could treat the notes as contingent payment debt instruments, in which case the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized, could be materially and adversely affected. Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding possible alternative tax treatments of the notes and potential changes in applicable law.

Non-U.S. Holders. Subject to the discussions in the next paragraph and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “United States Federal Tax Considerations—FATCA” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents Under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Treasury regulations under Section 871(m), as modified by an IRS notice, exclude from their scope financial instruments issued prior to January 1, 2023 that do not have a “delta” of one with respect to any U.S. equity. Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. equity and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the pricing date for the notes and it is possible that the notes will be subject to withholding tax under Section 871(m) based on circumstances on that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

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